EXHIBIT 2.1

Recruiter.com Group, Inc.

April 3, 2024

Dear Mr. Whitelaw,

The board of directors of Recruiter.com Group, Inc. (the “Company”) approved your appointment as Chief Executive Officer as of 3/7/24, 2024 (“Start Date”). The Company intends to propose a definitive and uniform set of definitive executive employment agreements, but until such time this letter sets forth the terms and conditions of your engagement and appointment.

Position: As Chief Executive Officer, you will oversee all Company activities and report directly to the board.

Initial Base Compensation: Your annual initial base salary is $10,000 per month, which you will invoice the company for on an independent contractor basis.

Bonus: The Company may provide a bonus (the “Bonus”) as determined by the Board.

Additional Agreements: You will be required to sign the company privacy/proprietary information and inventions/non-compete/etc. agreements before your start date.

Please indicate your agreement with these terms by signing and dating this agreement below.

Sincerely,

Miles Jennings

CFO

Recruiter.com Group, Inc

Acknowledged: __________________________ Granger Whitelaw